10/21

05011944

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34692 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/21/05

82-34692

Cue Energy Resources Ltd

RECEIVED
2005 OCT 21 A 11: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# ANNUAL REPORT OF DIRECTORS

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2005.

### Directors

The names of Directors of the Company in office at the date of this report and during the year were:

AR/S
6-30-05

Richard G. Tweedie
Leon Musca
Kenneth Hoolihan
E. Geoffrey Albers

### Company Secretary

Andrew Knox

### Principal Activities

The principal activities of the group is petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Stock Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

### Principal Place of Business

Level 21
114 William Street
Melbourne 3000
Australia

### Registered Office

Level 21
114 William Street
Melbourne 3000
Australia

### Dividends

No dividends were paid to members during the financial year.

### 2004/2005 Results

Group revenue for the year ended 30 June 2005 was $6,539,560 (2004: $5,853,901).

Group expenses totalled $4,676,705 (2004: $4,374,865) including production expenses and write-offs.

The operating profit before income tax expense for the year was $1,862,855 (2004: $1,479,036). The Group tax expense for the year was $764,477 (2004: $576,801). The Group profit after income tax expense was $1,098,378 (2004: $902,235).

## Review of Operations

### Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 91,722 barrels.

At the end of the year, the field oil production rate was approximately 8,000 barrels of oil per day (Cue net interest approximately 260 barrels of oil per day). Cue's oil overlift position ceased in May 2005.

The SE Gobe 11 development well was drilled in March and April 2005 in the SE of the field, and encountered a greater than expected oil column, thereby extending the field to the south east. The well was completed and began oil production near the end of the financial year.

A 2D seismic survey was undertaken over the Wasuma and Bilip structures and the area immediately to the south west of Bilip.

### Indonesia

The joint venture and the Indonesian government authorities approved the development plan for the Oyong oil and gas field, following which the platform was constructed and installed in early May 2005. Development drilling of the planned seven development wells began in late May.

On 22 July 2004, Jeruk -2 began drilling as a Santos sole risk project. Cue declined to participate in the drilling of the project. Jeruk -2 tested oil at the top of the carbonate reservoir at a high rate. Water was recovered at the total depth of the well and a mixture of oil and water at an intermediate level.

Early in 2005, a 3D seismic survey was undertaken over the eastern and western portions of the Sampang PSC area, including over the Jeruk oil discovery. Processing of the data was continuing at the end of the financial year.

On 29 April 2005, Cue reinstated its 15% interest in the Jeruk oil discovery following Santos' proposal to further appraise the discovery by re-entering, sidetracking, coring and production testing the Jeruk -2 well, and drilling a further four appraisal wells.

The re-entry of Jeruk -2 began on 29 May 2005 and was completed on 14 September 2005. Flow tests were undertaken at the top of the reservoir, where oil was recovered and deeper in the structure, where oil and water were recovered. Three cores were cut to determine rock properties.

### Australia

In December 2004, Cue was awarded a 50% interest in permits T/37P and T/38P in the Bass Basin, offshore southern Australia, where Cue is the operator.

In February 2005, Cue was awarded a 50% interest in permits WA359P, WA360P and WA361P in the outer Rankin area of the offshore Carnarvon Basin, Western Australia, where Cue is the operator.

### New Zealand

In March 2005, Cue paid A$6.2 million for a 5% interest in PEP 38413 in the offshore Taranaki Basin of New Zealand. The permit contains the Maari oilfield, which is expected to begin oil production in the first half of 2008.

| | Year ended 30 June 2005 | Year ended 30 June 2004 |
|---|---|---|
| **Net Tangible Assets Per Share – cents** | 5.2 | 3.0 |
| **Production Volumes** | | |
| Barrels (SE Gobe) | 91,722 | 119,160 |

An additional development well is proposed to be drilled in the SE Gobe field in the first half of 2005/2006 year.

**Shareholders' Equity & Capital Structure**

Total Shareholders' Equity as at 30 June 2005 was $78,530,441 (2004:$34,133,596). At balance date Cue had share capital of $119,482,484 (2004: $76,158,530).

The total number of shares on issue at 30 June 2005 was 523,532,506.

**Options and Other Rights of Conversion**

Options

As at 30 June 2005, the following options were outstanding:

***Unlisted***

2,000,000 Unlisted options to employees over fully paid shares. Options are exercisable as follows :

| No. of Options | Exercise Price (cents A$) | Expiry Date |
|---|---|---|
| 1,000,000 | 30 | 02/05/06 |
| 1,000,000 | 35 | 02/05/07 |

During the year the following employee options were exercised:

| No. of Options | Exercise Price (cents A$) |
|---|---|
| 500,000 | 8 |
| 500,000 | 10 |
| 500,000 | 12 |
| 500,000 | 15 |

There were no other rights of conversion and no further options have been issued since the end of the financial year.

**Environmental Regulation and Performance**

The Group holds participating interests in a number of exploration and production licences as detailed in Note 18 to the financial statements. The various authorities granting such licences require the licence holder to comply with the directions and terms of the grant of the licence.

The economic entity aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the economic entity's environment policies are adhered to and to ensure that the economic entity is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2005 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2005 financial year.

**Future Developments**

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

**Remuneration Report**

The Board's policy for remuneration of Specified Executives and Directors is included in the Corporate Governance Statement in this Annual Report

| | Primary | | | Post Employment | | Equity | | |
|---|---|---|---|---|---|---|---|---|
| Name | Cash salary and fees | Cash Bonus | Non monetary benefits | Super-annuation | Retirement benefits | Share Purchases | Options | Total |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| *Non Executive Directors* | | | | | | | | |
| | | | | | | | | |
| R.G. Tweedie | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| E.G. Albers | - | - | - | - | - | 50,000 | - | 50,000 |
| K. Hoolihan | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| L. Musca | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| | | | - | | | | | |
| Total | 75,000 | - | - | - | - | 125,000 | - | 200,000 |
| | | | | | | | | |
| *Specified Executives* | | | | | | | | |
| | | | | | | | | |
| R.J. Coppin | 180,000 | - | 42,724 | 50,424 | - | - | 69,500 | 342,648 |
| A.M. Knox | 181,776 | - | 37,254 | 18,810 | - | - | 69,500 | 307,340 |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

A.M. Knox is a Director of all the subsidiaries and an executive of the parent company.

R.J. Coppin is a Director of Cue Energy Holdings Ltd and an executive of the parent company.

No Directors, or Specified Executives, were under contract at 30 June 2005.

Remuneration of Directors and Specified Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Specified Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes method and are not based on Company performance.

No remuneration or other benefits are paid by the subsidiaries.

**Directors Meetings**

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

| | Board | | Audit Committee | | Remuneration and Nomination Committee | |
|---|---|---|---|---|---|---|
| | Held | Attended | Held | Attended | Held | Attended |
| Richard G. Tweedie | 16 | 16 | 2 | 2 | n/a | n/a |
| Leon Musca | 16 | 13 | 2 | 2 | 2 | 2 |
| Kenneth Hoolihan | 16 | 15 | n/a | n/a | n/a | n/a |
| E. Geoffrey Albers | 16 | 15 | 2 | 2 | 2 | 2 |

**Information on Directors**

| Director | Qualifications and Experience | Special Responsibilities | Particulars of Directors' Interests in Shares of Cue Energy Resources Limited |
|---|---|---|---|
| R.G. Tweedie (59 years) | LL.B<br>Director of Todd Petroleum Mining Company Limited<br>Appointed: 04/09/1987<br>Director of Cue Energy Resources Limited<br>Appointed 16/07/2001 | Chairman of Board of Directors<br>Member of Remuneration and Nomination Committee<br>Member of Audit Committee | ^58,645,557 |
| E.G. Albers (61 years) | LL.B, FAICD<br>Director of Octanex NL<br>Appointed 02/10/2004<br>Director of Methanol Australia Limited<br>Appointed 21/06/1995<br>Director of Moby Oil & Gas Limited<br>Appointed 12/10/2003<br>Director of Bass Strait Oil Company Limited<br>Appointed 09/04/1981<br>Director of Cue Energy Resources Limited<br>Appointed 14/08/2001 | Non-Executive Director<br>Chairman of Audit Committee | ^43,302,890 |
| K. Hoolihan (53 years) | MSc (Hons)<br>Director of Cue Energy Resources Limited<br>Appointed 16/07/2001 | Non-Executive Director | ^58,121,103 |
| L. Musca (62 years) | LL.B<br>Barrister and Solicitor<br>Director of Cue Energy Holdings Ltd<br>Appointed 16/03/2000<br>Director of Cue Energy Resources Limited<br>Appointed 17/11/1999 | Independent Non-Executive Director<br>Chairman of Remuneration and Nomination Committee<br>Member of Audit Committee | ^12,043,479 |
| Company Secretary<br>A. Knox | B.Com, CA, CPA, FAICD<br>Director of all subsidiaries | Chief Financial Officer<br>Public Officer | |

^ Includes shares held by Director related parties.

No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

**Directors Savings Plan**

Pursuant to the Directors Savings Plan Directors are required to purchase through an appointed trustee, Cue Energy Resources Limited shares on market for a minimum of 50% of respective Directors fees.

**Auditor**

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continue in office.

**Non-audit services**

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.

- None of the services undermine the general principle relating to the auditor independence as set out in Professional Standard F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

A copy of the auditors independence declaration as required under section 307C of the Corporation Act 2001, is set out on page 13.

| | |
|---|---|
| ***Audit Services*** | **$** |
| Audit and review of financial reports | 37,500 |
| | |
| ***Non-Audit Services*** | |
| Tax compliance services including review of tax effect accounting, compilation of tax return and tax advice re tax losses | 5,500 |
| Total | 43,000 |

**Directors' Insurance**

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

**Information Used by Directors**

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

**Events Subsequent to Balance Date**

The Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board



E.G. Albers
**Director**

Dated in Melbourne on this 30th day of September 2005 and signed in accordance with a resolution of the Directors.

# CUE ENERGY RESOURCES LIMITED
# DIRECTORS' DECLARATION

In the opinion of the Directors of Cue Energy Resources Limited:

a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, comply with the accounting standards and give a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date;

b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c) the Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295A.

Signed in accordance with a resolution of the Directors.

E.G. Albers
**Director**

Dated in Melbourne this 30th day of September 2005.

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

**INDEPENDENCE DECLARATION**

**TO: THE DIRECTORS**
**CUE ENERGY RESOURCES LIMITED**

As lead engagement partner for the audit of Cue Energy Resources Limited for the year ended 30 June 2005, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

**PKF**
Chartered Accountants

M L Port
Partner

30 September 2005
Melbourne

## STATEMENTS OF FINANCIAL PERFORMANCE
## FOR THE YEAR ENDED 30 JUNE 2005

| | | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|---|
| | | 2005 | 2004 | 2005 | 2004 |
| | NOTE | $ | $ | $ | $ |
| Operating Revenue | 2 | 6,539,560 | 5,853,901 | 2,958,937 | 1,308,816 |
| Operating Expenses | 3 | (4,676,705) | (4,374,865) | (1,758,848) | (2,147,242) |
| **Operating profit/(loss) before income tax** | | 1,862,855 | 1,479,036 | 1,200,089 | (838,426) |
| Income tax expense | 5 | (764,477) | (576,801) | - | - |
| **Net profit/(loss) attributable to parent shareholders** | 8 | 1,098,378 | 902,235 | 1,200,089 | (838,426) |
| Increase/(Decrease) in Asset Revaluation Revenue | 7 | (25,487) | 52,849 | (25,487) | 52,849 |
| Share issue costs | 6 | (2,368,796) | - | (2,368,796) | - |
| **Total changes in equity other than those resulting from transactions with owners as owners** | | (1,295,905) | 955,084 | (1,194,194) | (785,577) |
| Basic earnings per share | 22 | 0.0029 | 0.0027 | | |
| Diluted earnings per share | 22 | 0.0029 | 0.0027 | | |

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

## STATEMENTS OF FINANCIAL POSITION
## AS AT 30 JUNE 2005

| | NOTE | CONSOLIDATED 2005 $ | CONSOLIDATED 2004 $ | PARENT 2005 $ | PARENT 2004 $ |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash assets | | 25,036,031 | 4,284,080 | 25,036,031 | 4,284,080 |
| Receivables | 9 | 389,863 | 833,451 | 83,499 | 9,542 |
| **Total Current Assets** | | 25,425,894 | 5,117,531 | 25,119,530 | 4,293,622 |
| **Non Current Assets** | | | | | |
| Receivables | 9 | - | - | 49,456,137 | 25,710,270 |
| Property, plant and equipment | 10 | 19,267 | 24,207 | 19,267 | 24,207 |
| Other financial assets | 11 | 357,117 | 400,116 | 942,395 | 985,394 |
| Exploration and evaluation expenditure | 14 | 51,535,439 | 23,895,474 | - | - |
| Production properties | 15 | 4,760,315 | 6,059,429 | - | - |
| **Total Non Current Assets** | | 56,672,138 | 30,379,226 | 50,417,799 | 26,719,871 |
| **Total Assets** | | **82,098,032** | **35,496,757** | **75,537,329** | **31,013,493** |
| **Current Liabilities** | | | | | |
| Payables | 16 | 3,031,213 | 841,988 | 213,761 | 153,423 |
| Tax liabilities | 5 | 22,568 | 361,630 | - | - |
| Provisions | 17 | 184,934 | 76,117 | 184,934 | 76,117 |
| **Total Current Liabilities** | | 3,238,715 | 1,279,735 | 398,695 | 229,540 |
| **Non Current Liabilities** | | | | | |
| Payables | 16 | - | - | 1,016,615 | 1,077,064 |
| Provisions | 17 | - | 83,426 | - | 83,426 |
| Deferred tax liabilities | 5 | 328,876 | - | - | - |
| **Total Non Current Liabilities** | | 328,876 | 83,426 | 1,016,615 | 1,160,490 |
| **Total Liabilities** | | 3,567,591 | 1,363,161 | 1,415,310 | 1,390,030 |
| **Net Assets** | | **78,530,441** | **34,133,596** | **74,122,019** | **29,623,463** |
| **Shareholders' Equity** | | | | | |
| Share capital | 6 | 119,482,484 | 76,158,530 | 119,482,484 | 76,158,530 |
| Reserves | 7 | 154,128 | 179,615 | 154,128 | 179,615 |
| Accumulated losses | 8 | (41,106,171) | (42,204,549) | (45,514,593) | (46,714,682) |
| **Total Shareholders' Equity** | | **78,530,441** | **34,133,596** | **74,122,019** | **29,623,463** |

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

## STATEMENTS OF CASH FLOWS
## FOR THE YEAR ENDED 30 JUNE 2005

| | NOTE | CONSOLIDATED 2005 $ | CONSOLIDATED 2004 $ | PARENT 2005 $ | PARENT 2004 $ |
|---|---|---|---|---|---|
| **Cash Flows from (to) Operating Activities** | | | | | |
| Production income | | 5,904,582 | 5,943,019 | - | - |
| Interest received | | 455,465 | 45,904 | 455,465 | 45,904 |
| Payments to employees and other suppliers | | (1,965,772) | (2,778,629) | (1,404,676) | (1,514,084) |
| Income tax paid | | (774,663) | (379,347) | - | - |
| Royalties paid | | (88,299) | (79,368) | - | - |
| **Net cash from (to) operating activities** | 26 (a) | 3,531,313 | 2,751,579 | (949,211) | (1,468,180) |
| **Cash Flows from (to) Investing Activities** | | | | | |
| Sale of investments proceeds | | - | 301,260 | - | 301,260 |
| Refund of exploration expenditure | | - | 504,215 | - | - |
| Payments for exploration expenditure | | (24,975,511) | (2,943,756) | - | - |
| Payment for office equipment | | (2,851) | (2,774) | (2,851) | (2,774) |
| Payments for production property | | (881,815) | (56,780) | - | - |
| Loans from subsidiaries | | - | - | 595,095 | 3,452,850 |
| Loans to subsidiaries | | - | - | (21,971,897) | (1,729,411) |
| **Net cash from (to) investing activities** | | (25,860,177) | (2,197,835) | (21,379,653) | 2,021,925 |
| **Cash Flows from (to) Financing Activities** | | | | | |
| Increase in share capital | | 45,692,750 | - | 45,692,750 | - |
| Transaction costs relating to share issues | | (2,368,796) | - | (2,368,796) | - |
| Performance bond released | | 68,181 | - | 68,181 | - |
| **Net cash from (to) financing activities** | | 43,392,135 | - | 43,392,135 | - |
| **Net Increase (Decrease) in Cash Held** | | 21,063,271 | 553,744 | 21,063,271 | 553,744 |
| Opening Cash Brought Forward | | 4,215,899 | 3,825,757 | 4,215,899 | 3,825,757 |
| Effect of exchange rate change on foreign currency balances held at the beginning of the year | | (243,139) | (163,602) | (243,139) | (163,602) |
| **Cash at the End of the Financial Year** | 26(b) | 25,036,031 | 4,215,899 | 25,036,031 | 4,215,899 |

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

## NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (and/or the Public Sector Accounting Standards Board), Urgent Issues Group Consensus Views and the Corporations Act 2001.

**Basis of accounting**

The financial report has been prepared on the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair values means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

**Recoverable amounts**

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

Where a group of assets work together to generate net cash inflows the recoverable amount test is applied to that group of assets.

**Company Migration from New Zealand to Australia**

A resolution of members at the Annual General Meeting held on 26 November 2004, approved the migration of the Company from New Zealand to Australia. The migration was completed on 9 February 2005, with the result that the Company is incorporated under and subject to Australian Corporations Law.

The initial translation to the Australian dollar reporting currency has been carried out as at 1 July 2004 in accordance with Urgent Issues Group Abstract 46 "Initial Foreign Currency Translation for Redomiciled Entities". Comparative information for the preceding reporting period has been translated at the spot rate as at 30 June 2004 in accordance with UIG 46.

**Principles of Consolidation**

The consolidated financial statements combines the financial statements of Cue Energy Resources Limited (parent entity) and all of its subsidiaries, and include the results of associates using the equity method (where material).

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

**Exploration and Evaluation Project Expenditure**

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Where exploration and evaluation and/or acquisition costs have been incurred more than 10 years before the current year end balance date, and provided that no final decision to develop a project has been taken at that time, then such exploration and acquisition costs shall be written off at the tenth anniversary year end of the year in which the costs were incurred.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

### Production Properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Restoration costs recognised in areas of interest after the commencement of production are charged to the statement of financial performance.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

### Property, Plant and Equipment

| Class of Fixed Asset | Depreciation Rate |
|---|---|
| Plant and equipment | 5-33% |

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

### Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

**Receivables**

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and provisions for doubtful accounts.

**Account Payable**

Accounts payable represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest.

**Employee benefits**

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of the reporting date; and
- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

**Joint Ventures**

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 14 and 18.

**Income Tax**

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items, which as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences, which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provision for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

**Investments**

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the Directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are stated at fair market value. Advances to subsidiaries and associates are recorded at estimated realisable value.

**Unearned Income**

Unearned income represents an entitlement to a reimbursement of revenue arising from a redetermination of participants share of oil and gas reserves in the South East (SE) Gobe Unit in Papua New Guinea.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

**Translation of Foreign Currency Items**

Except for foreign currency contracts where the exchange rate is fixed, each asset, liability, item of equity, revenue or expense is recognised and translated using the spot rate at the date of transaction.

An asset or liability arising under a foreign currency contract where the exchange rate is fixed is recognised and translated using that fixed exchange rate.

Foreign currency monetary items outstanding at the reporting date are translated at the spot rate at the reporting date.

Exchange differences are recognised as revenues or expenses in net profit or loss in the period in which exchange rates change except for qualifying assets and hedge transactions.

An exchange difference arising in respect of a foreign currency monetary item which is directly attributable to the acquisition, construction or production of a qualifying asset is, net of the effects of a hedge of the monetary item, capitalised as part of the cost of the asset.

**Financial Instruments**

Financial instruments carried on the Statement of Financial Position include cash and bank balances, receivables, investments, payables and borrowings. These instruments are, generally, carried at their estimated fair value. For example, receivables are carried net of the estimated doubtful receivables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 21.

**Equity**

*Share Issue Costs*
Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

**Equity-based Compensation Benefits**

Details of equity-based compensation arrangements are set out in Note 24.

Options issued under the arrangements are not recognised until exercised at which time contributions are recognised as equity.

**Changes in Accounting Policies**

The accounting policies adopted in the preparation of the financial report are consistent with those adopted and disclosed in the 2004 financial report except for the translation to Australian dollars described above upon the Company Migration from New Zealand to Australia.

**International Financial Reporting Standards**

Australia has introduced International Financial Reporting Standards (IFRS) effective for financial years commencing on or after 1 January 2005.

Entities complying with the AIFRS for the first will be required to restate the comparative finance statements to amounts reflecting the application of IFRS to the comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earning as at 1 July 2004.

The economic entity's management have assessed the significance of these changes and are preparing for their implementation. The Directors have been responsible for the economic entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

The key difference in accounting policies that are expected to arise in the transition to Australian equivalents to IFRS together with the impact on the Statement of Financial Performance for the year ended 30 June 2005 and the Statement of Financial Position had the accounts been prepared under the new standards are set out on pages 22 and 23.

For the first annual reporting period coming after 1 January 2005, which for the Company is the financial year commencing on 1 July 2005, the Company will become subject to the Australian equivalents of International Financial Reporting Standards (IFRS).

### *Impacts of adopting Australian Equivalents to IFRS*

Under current Australian GAAP the financial report is generally prepared on the basis of historical costs while under the IFRS conceptual framework there is an emphasis on recording assets and liabilities at their fair value. Whilst this will increase the volatility in reported results in future earnings, it is not expected to change the Company's business operations nor have any impact on either the quantity or the value of current or future oil and gas reserves, future borrowing facilities or the ability to pay dividends.

The known or reliably estimated impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. The expected financial effects of adopting AIFRS are shown for each line item in the statement of financial performance and statement of financial position with descriptions of the difference. No impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the Urgent Issues Group. Therefore, until the Company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

| | Consolidated | | |
|---|---|---|---|
| | Existing GAAP 2005 $ | Effect of Change 2005 $ | AIFRS 2005 $ |
| Operating Revenue | 6,539,560 | - | 6,539,560 |
| Operating Expenses | (4,676,705) | (139,000) | (4,815,705) |
| **Operating profit/(loss) before income tax** | 1,862,855 | (139,000) | 1,723,855 |
| Income tax expense | (764,477) | - | (764,477) |
| **Net profit/(loss) attributable to parent shareholders** | 1,098,378 | (139,000) | 959,378 |
| Increase/(Decrease) in asset Revaluation reserve | (25,487) | - | (25,487) |
| Share issue costs | (2,368,796) | - | (2,368,796) |
| **Total changes in Equity other than those resulting from transactions with owners as owners** | (1,295,905) | (139,000) | (1,434,905) |
| Basic earnings per share | $0.0029 | | $0.0025 |
| Diluted earnings per share | $0.0029 | | $0.0025 |

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

| | Consolidated | | |
|---|---|---|---|
| | **Existing GAAP 2005 $** | **Effect of Change 2005 $** | **AIFRS 2005 $** |
| **Current Assets** | | | |
| Cash assets | 25,036,031 | - | 25,036,031 |
| Receivables | 389,863 | - | 389,863 |
| Total Current Assets | 25,425,894 | - | 25,425,894 |
| **Non Current Assets** | | | |
| Property, plant and equipment | 19,267 | - | 19,267 |
| Other financial assets | 357,117 | - | 357,117 |
| Exploration and evaluation expenditure | 51,535,439 | - | 51,535,439 |
| Production properties | 4,760,315 | - | 4,760,315 |
| Total Non Current Assets | 56,672,138 | - | 56,672,138 |
| **Total Assets** | **82,098,032** | **-** | **82,098,032** |
| **Current Liabilities** | | | |
| Payables | 3,031,213 | - | 3,031,213 |
| Tax liabilities | 22,568 | - | 22,568 |
| Provisions | 184,934 | - | 184,934 |
| Total Current Liabilities | 3,238,715 | - | 3,238,715 |
| **Non Current Liabilities** | | | |
| Provisions | - | - | - |
| Deferred tax liabilities | 328,876 | - | 328,876 |
| Total Non Current Liabilities | 328,876 | - | 328,876 |
| **Total Liabilities** | **3,567,591** | **-** | **3,567,591** |
| **Net Assets** | **78,530,441** | **-** | **78,530,441** |
| **Shareholders' Equity** | | | |
| Share capital | 119,482,484 | - | 119,482,484 |
| Reserves | 154,128 | 139,000 | 293,128 |
| Accumulated losses | (41,106,171) | (139,000) | (41,245,171) |
| **Total Shareholders' Equity** | **78,530,441** | **-** | **78,530,441** |

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

### *(a) Financial instruments*

The Company will apply AASB132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments - recognition and Measurement from 1 July 2005 in accordance with the provision of AASB 1.

Under AASB 139, Financial Instruments will be required to be classified into one of five categories which in turn, determine the accounting treatment of the item. The classifications are:

- Loans and receivables - measured at amortised cost;
- Held to maturity - measured at amortised cost;
- Held for trading - measured at fair value, with changes charged to the profit and loss;
- Available for sale - measured at fair value, with changes taken to equity; and
- Non—trading liabilities - measured at amortised cost

Loan and receivables and financial liabilities will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

This will result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognized in profit and loss.

As a result of the application of the exemption under AASB 1, the Directors have elected to apply the first-time adoption exemption available to the Company to defer the date of transition of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' to 1 July 2005.

### *(b) Income Tax*

Currently, Cue Energy Resources Limited adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the new standards the entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

It is not likely that the amount of deferred taxes recognised in the statement of financial position will increase. Consequently, no changes at balance date are anticipated on adoption of the new standard.

### *(c) Property, Plant and Equipment*

On transition to the new standards the economic entity has several options in the determination of the cost of each tangible asset, and can also elect to use the cost or fair value basis for the measurement of each class of property, plant and equipment after transition. The Board has assessed that as at balance date there would be no likely impact on plant and carrying values for property and equipment on adoption of the new standard.

### *(d) Equity – based compensation benefits*

Under AIFRS the cost of employee remuneration (including Shares and Options) will be measured based on the fair value of those instruments and amortized over the vesting period to the profit and loss.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

For the year ended 30 June 2005, the employee benefit expense for both the parent entity and the consolidated entity would have increased by $139,000 as there were employee options issued during the year with a corresponding increase in the share-based payment reserve.

### *(e) Exploration and Evaluation Assets*

Currently, exploration and evaluation expenditure is carried forward separately for each area of interest, provided that such costs are expected to be recouped through successful development or sale, or exploration activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing. This is the case in all of the areas of interest.

Exploration expenditure which no longer satisfies the above conditions is written off. In addition, a provision is raised against exploration expenditure where the Directors are of the opinion that the carried forward net cost may not be recoverable. The increase in the provision is charged against the results for the period.

### *Treatment of Exploration and Evaluation Expenditures Under IFRS*

Adoption of the new standards in relation to the Company's present situation is expected to have no impact in relation to exploration and evaluation cost as the new standard mandates the continued use of "area of interest" accounting for exploration and evaluation costs. The standard requires entities, which recognise exploration and evaluation assets, to perform impairment tests on those assets when facts and circumstances suggest that the carrying amount may be impaired. However, the Directors believe that impairment testing has been aligned with the factors that must currently be satisfied for capitalisation of exploration and evaluation costs. Consequently the standard should provide similar outcomes for exploration and evaluation costs to the Company's present accounting policy and no changes at balance date are anticipated on adoption of the new standard.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **2 REVENUE** | | | | |
| **Operating Revenue** | | | | |
| *Continuing activities* | | | | |
| Production income | 6,010,137 | 5,804,135 | - | - |
| Management Fees | - | - | 630,000 | 689,090 |
| **Non-Operating Revenue** | | | | |
| *Continuing activities* | | | | |
| Dividend income | - | - | 1,282,051 | - |
| Interest income | 529,423 | 49,766 | 1,046,886 | 619,726 |
| **Total Revenue** | 6,539,560 | 5,853,901 | 2,958,937 | 1,308,816 |
| **3 EXPENSES** | | | | |
| **Operating Expenses** | | | | |
| *Continuing activities* | | | | |
| Net foreign currency losses | 243,139 | 163,602 | 243,139 | 1,858,651 |
| Depreciation | 7,791 | 8,936 | 7,791 | 8,936 |
| Employee expenses | 840,051 | 817,667 | 840,051 | 817,667 |
| Production costs | 736,928 | 1,338,175 | - | - |
| Administrative expenses | 525,043 | 681,664 | 525,043 | 778,313 |
| Amortisation production properties | 2,180,929 | 1,726,844 | - | - |
| Exploration and evaluation costs written off | 125,312 | - | 125,312 | - |
| Provision/(write back) for non-recovery of advances to subsidiaries | - | - | - | (954,302) |
| Write (up)/down of the carrying value of investments | 17,512 | (362,023) | 17,512 | (362,023) |
| **Total expenses from Ordinary Activities** | **4,676,705** | **4,374,865** | **1,758,848** | **2,147,242** |

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **4 AUDITORS REMUNERATION** | | | | |
| Amounts paid or due and payable to the auditors for: | | | | |
| **Audit or review of the financial reports:** | | | | |
| - Parent company auditor | 37,500 | 39,208 | 37,500 | 39,208 |
| **Other Services:** | | | | |
| - Parent company auditor | 5,500 | 4,784 | 5,500 | 4,784 |
| | 43,000 | 43,992 | 43,000 | 43,992 |

## 5 TAXATION

| | | | | |
|---|---|---|---|---|
| Operating Profit/(Loss) before tax | 1,862,855 | 1,479,036 | 1,200,089 | (838,426) |
| Income tax at current rate 30% (2004: 33% rate in New Zealand) | 558,857 | 488,081 | 360,027 | (276,680) |
| Tax effect of: | | | | |
| Tax on foreign income due to different tax rate | 305,791 | 196,112 | - | - |
| Expenditure not deductible for tax | - | 315 | - | 313 |
| Allowable mining deductions | (294,998) | (523,220) | - | - |
| Losses carried forward | 336,955 | 416,756 | - | 277,610 |
| Recognition of losses not previously brought to account | - | - | (217,899) | |
| Equity cost deductions | (142,128) | (1,243) | (142,128) | (1,243) |
| **Income tax recognised in statement of financial performance** | 764,477 | 576,801 | - | - |
| Current tax liability | 22,568 | 361,630 | - | - |
| Provision for deferred income tax | 328,876 | - | - | - |

The future income tax benefit in respect of tax losses has not been accounted for as an asset in the financial statements as the realisation of the benefit is not virtually certain.

| | | | | |
|---|---|---|---|---|
| The potential future income tax benefit (at 30%) (2004: 33%) not recognised is as follows: | 13,237,391 | 14,190,480 | 2,017,432 | 2,458,864 |

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **6 CONTRIBUTED EQUITY** | | | | |
| (a) Issued and paid up 523,532,506 (2004: 333,943,755) ordinary fully paid shares | 119,482,484 | 76,158,530 | 119,482,484 | 76,158,530 |
| Ordinary Shares | | | | |
| At the beginning of the reporting period | 76,158,530 | 76,158,530 | 76,158,530 | 76,158,530 |
| Shares issued during the year | | | | |
| i) 25/11/04 250,000 @ 10 cents | 25,000 | - | 25,000 | - |
| ii) 21/12/04 40,000,000 @ 25 cents | 10,000,000 | - | 10,000,000 | - |
| i) 14/01/05 250,000 @ 10 cents | 25,000 | - | 25,000 | - |
| iii) 11/02/05 60,000,000 @ 30 cents | 18,000,000 | - | 18,000,000 | - |
| iv) 29/04/05 500,000 @ 8 cents | 40,000 | - | 40,000 | - |
| iv) 29/04/05 500,000 @ 10 cents | 50,000 | - | 50,000 | - |
| iv) 31/05/05 500,000 @ 12 cents | 60,000 | - | 60,000 | - |
| iv) 31/05/05 500,000 @ 15 cents | 75,000 | - | 75,000 | - |
| v) 30/06/05 87,088,751 @ 20 cents | 17,417,750 | - | 17,417,750 | - |
| Transaction costs, relating to share issues | (2,368,796) | - | (2,368,796) | - |
| Closing balance | 119,482,484 | 76,158,530 | 119,482,484 | 76,158,530 |

i) Exercise of options granted for services rendered by a supplier.

ii) Placement to fund initial development costs for the Oyong oil and gas fields.

iii) Placement to fund acquisition of interest in the Maari oil field in New Zealand, project development and augment working capital.

iv) Exercise of options by Specified Executives.

v) Renounceable pro-rata entitlement offer to fund reinstatement of 15% interest in the Jeruk oil discovery in the Sampang PSC, Indonesia and Jeruk 2 well re-entry costs.

(b) As at 30 June 2005 the following Unlisted options were outstanding:

2,000,000 Unlisted options Specified Executives, over fully paid shares. Options are exercisable as follows:

| No. of Options | Exercise Price (cents) | Grant Date | Expiry Date |
|---|---|---|---|
| 1,000,000 | 30 | 02/05/05 | 02/05/06 |
| 1,000,000 | 35 | 02/05/05 | 02/05/07 |

Options are held equally between A.M. Knox and R.J. Coppin. There are no further conditions attached to the options.

During the year 2,000,000 options were exercised by Specified Executives. Refer to note (a) (iv) above.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |

## 7 RESERVES

| | | | | |
|---|---|---|---|---|
| **Balances** | | | | |
| Asset Revaluation Reserve | 154,128 | 179,615 | 154,128 | 179,615 |
| | 154,128 | 179,615 | 154,128 | 179,615 |
| **Analysis** | | | | |
| **Asset Revaluation Reserve** | | | | |
| Balance at beginning of year | 179,615 | 126,766 | 179,615 | 126,766 |
| Net revaluations (i) | (25,487) | 52,849 | (25,487) | 52,849 |
| Balance at end of year | 154,128 | 179,615 | 154,128 | 179,615 |

(i) Decrease in values of shares in other companies (Note 12)

## 8 ACCUMULATED LOSSES

| | | | | |
|---|---|---|---|---|
| Balance at beginning of year | (42,204,549) | (43,106,784) | (46,714,682) | (45,876,256) |
| Net profit/(loss) for the year | 1,098,378 | 902,235 | 1,200,089 | (838,426) |
| Balance at end of year | (41,106,171) | (42,204,549) | (45,514,593) | (46,714,682) |

## 9 RECEIVABLES

| | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Trade debtors and other debtors | 389,863 | 210,350 | 83,499 | 9,542 |
| Unearned income | - | 623,101 | - | - |
| | 389,863 | 833,451 | 83,499 | 9,542 |
| **Non-Current** | | | | |
| Advances to subsidiaries | - | - | 71,836,873 | 47,939,332 |
| Less provision for non recovery | - | - | (22,380,736) | (22,229,062) |
| | - | - | 49,456,137 | 25,710,270 |

The Directors consider the carrying value of receivables reflect their fair values.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |

## 10 PROPERTY, PLANT AND EQUIPMENT

| | | | | |
|---|---|---|---|---|
| **Office and computer equipment** | | | | |
| Cost | 116,201 | 113,950 | 116,201 | 113,950 |
| Accumulated depreciation | (96,934) | (89,743) | (96,934) | (89,743) |
| | 19,267 | 24,207 | 19,267 | 24,207 |

Reconciliation of the carrying amounts of each class of property plant and equipment at the beginning and end of the current financial year are set out below.

| | | | | |
|---|---|---|---|---|
| Balance at beginning of year | 24,207 | 30,369 | 24,207 | 30,369 |
| Additions | 2,851 | 2,774 | 2,851 | 2,774 |
| Disposals | - | - | - | - |
| Depreciation expense | (7,791) | (8,936) | (7,791) | (8,936) |
| | 19,267 | 24,207 | 19,267 | 24,207 |

## 11 OTHER FINANCIAL ASSETS

| | | | | |
|---|---|---|---|---|
| **Non Current** | | | | |
| Shares in other companies (refer note 12) | 357,117 | 400,116 | 357,117 | 400,116 |
| Shares in subsidiaries (refer note 13) | - | - | 585,278 | 585,278 |
| | 357,117 | 400,116 | 942,395 | 985,394 |

## 12 SHARES IN OTHER COMPANIES

| | | | | |
|---|---|---|---|---|
| **Non-Current** | | | | |
| Shares held in companies listed on stock exchange | 333,717 | 1,633,974 | 333,717 | 1,633,974 |
| Provision for diminution in value | - | (1,256,832) | - | (1,256,832) |
| | 333,717 | 377,142 | 333,717 | 377,142 |
| Shares held in unlisted companies | 23,400 | 22,974 | 23,400 | 22,974 |
| Provision for diminution in value | - | - | - | - |
| | 23,400 | 22,974 | 23,400 | 22,974 |
| | 357,117 | 400,116 | 357,117 | 400,116 |
| Fair and market value of exchange listed shares Based on quoted price at balance date | 333,717 | 377,141 | 333,717 | 377,141 |

## 13 SHARES IN SUBSIDIARIES AND ASSOCIATES AT BALANCE DATE

| | PARENT | | | | |
|---|---|---|---|---|---|
| **Subsidiary Companies** | **2005 $** | **2004 $** | **Interest Held** | **Country of Incorporation** | **Principal Activity** |
| Cue PNG Oil Company Pty Ltd | 1 | 1 | 100% | Australia | Petroleum production and exploration |
| Cue Energy Holdings Ltd | 1 | 1 | 100% | Australia | Administration |
| Cue Energy Indonesia Pty Ltd | 1 | 1 | 100% | Australia | Petroleum production and exploration |
| Cue (Ashmore Cartier) Pty Ltd (formerly Tanjung Jabung Pty Ltd) | 2 | 2 | 100% | Australia | Petroleum exploration |
| Cue Sampang Pty Ltd | 1 | 1 | 100% | Australia | Petroleum exploration |
| Cue Taranaki Pty Ltd (formerly Highlands Oil & Gas Pty Ltd) | 1 | 1 | 100% | Australia | Petroleum exploration |
| Toro Oil Pty Ltd | 1 | 1 | 100% | Australia | Petroleum exploration |
| Omati Oil Pty Ltd | 1 | 1 | 100% | Australia | Petroleum exploration |
| Galveston Mining Corporation Pty Ltd | 1,286,678 | 1,286,678 | 100% | Australia | Petroleum exploration |
| Less provision for non recovery | (1,286,678) | (1,286,678) | | | |
| | - | - | | | |
| Cue Exploration Pty Ltd | 1,929,077 | 1,929,077 | 100% | Australia | Petroleum exploration |
| Less provision for non recovery | (1,343,808) | (1,343,808) | | | |
| | 585,269 | 585,269 | | | |
| | 585,278 | 585,278 | | | |
| **Associated Company** | | | | | |
| Eureka Resources NL | 75,097 | 75,097 | 50% | Australia | Mineral exploration |
| Less provision for non recovery | (75,097) | (75,097) | | | |
| | - | - | | | |

All companies in the Group have a 30 June balance date. No changes have occurred in ownership percentage interest during the year.

Equity accounting for the associated Company has not been applied, as the amounts involved are immaterial.

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |

## 14 EXPLORATION AND EVALUATION EXPENDITURE

| | | | | |
|---|---|---|---|---|
| Costs carried forward in respect of areas of interest in exploration and evaluation phase | 23,895,474 | 20,951,718 | - | - |
| Expenditure incurred during the year (1) | 27,765,277 | 3,096,350 | 125,312 | - |
| Expenditure written off during the year | (125,312) | - | (125,312) | - |
| Expenditure refunded during the year | - | (152,594) | - | - |
| Closing balance | 51,535,439 | 23,895,474 | - | - |
| Accumulated costs incurred on current areas of interest net of amounts written off - | | | | |
| - Sampang PSC | 39,393,218 | 19,112,674 | - | - |
| - PNG PRL 9 | 568,021 | 567,759 | - | - |
| - PNG PPL 190 | 3,743,597 | 2,984,604 | - | - |
| - PNG PDL 3 (non unitized) | 223,996 | 223,849 | - | - |
| - PNG PRL 8 | 910,814 | 961,887 | - | - |
| - Carnarvon Basin EP363 | 49,820 | 44,701 | - | - |
| - WA-359-P | 20,150 | - | - | - |
| - WA-360-P | 20,150 | - | - | - |
| - WA-361-P | 20,150 | - | - | - |
| - T/37P | 14,549 | - | - | - |
| - T/38P | 14,549 | - | - | - |
| - PEP 38413 | 6,556,425 | - | - | - |
| Net accumulated exploration and evaluation expenditure | 51,535,439 | 23,895,474 | - | - |

## 15 PRODUCTION PROPERTIES

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| Costs carried forward in respect of areas of interest in production phase | 6,059,429 | 7,723,915 | - | - |
| Expenditure incurred during the year | 881,815 | 62,358 | - | - |
| Amortisation | (2,180,929) | (1,726,844) | - | - |
| Closing balance | 4,760,315 | 6,059,429 | - | - |
| Net accumulated costs incurred on areas of interest | | | | |
| - PNG PDL 3 (unitized) | 4,760,315 | 6,059,429 | - | - |

## 16 PAYABLES

| | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Trade Creditors and accruals | 2,999,963 | 152,740 | 182,511 | 87,276 |
| Directors and Director related entities | 31,250 | 66,147 | 31,250 | 66,147 |
| Unearned Income | - | 623,101 | - | - |
| | 3,031,213 | 841,988 | 213,761 | 153,423 |
| **Non Current** | | | | |
| Advances from subsidiaries | - | - | 1,016,615 | 1,077,064 |

The Directors consider the carrying amount of payables reflect their fair values.

## 17 PROVISIONS

| | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Employee benefits | 184,934 | 76,117 | 184,934 | 76,117 |
| **Non-Current** | | | | |
| Employee benefits | - | 83,426 | - | 83,426 |
| Aggregate Employee Benefits | 184,934 | 159,543 | 184,934 | 159,543 |
| Number of employees | 4 | 3 | 4 | 3 |

## 18 INTERESTS IN JOINT VENTURES

| PROPERTY | OPERATOR | CUE INTEREST (%) | GROSS AREA ($KM^2$) | NET AREA ($KM^2$) | PERMIT EXPIRY DATE |
|---|---|---|---|---|---|
| **Petroleum Exploration Properties** | | | | | |
| **Bass Basin - Tasmania** | | | | | |
| T/37P | Cue Energy Resources Limited | 50 | 2,629 | 1,315 | 08/12/2010 |
| T/38P | Cue Energy Resources Limited | 50 | 2,618 | 1,309 | 08/12/2010 |
| **Carnarvon Basin – Western Australia** | | | | | |
| EP363 | Apache Northwest Pty Ltd | 10 option | 322 | 32 | 11/08/2007 |
| WA-359-P | Cue Energy Resources Limited | 50 | 1,218 | 609 | 31/01/2011 |
| WA-360-P | Cue Energy Resources Limited | 50 | 1,215 | 608 | 31/01/2011 |
| WA-361-P | Cue Energy Resources Limited | 50 | 1,216 | 608 | 31/01/2011 |
| **New Zealand** | | | | | |
| PEP 38413 | OMV New Zealand Limited | 15 | 430 | 21.5 | 01/01/2006 |
| **Papua New Guinea** | | | | | |
| PRL 9 | Barracuda Pty Ltd | 14.894 | 596 | 89.1 | 17/12/2007 |
| PRL 8 | Oil Search Ltd | 10.72 | 512 | 54.9 | 17/12/2007 |
| PPL 190 | Oil Search Ltd | 10.947 | 1866 | 196.6 | 05/12/2006 |
| **Madura - Indonesia** | | | | | |
| Sampang PSC* | Santos (Sampang) Pty Ltd | *15 | 2006 | 300.9 | 04/12/2027 |

* Pursuant to the terms of the PSC, Pertamina has the right to acquire $^1/_{10}$ of this undivided interest, subject to reimbursement of all past costs. This right expires 03/11/05.

### Petroleum Production and Exploration Properties

| PROPERTY | OPERATOR | CUE INTEREST (%) | GROSS AREA ($KM^2$) | NET AREA ($KM^2$) | PERMIT EXPIRY DATE |
|---|---|---|---|---|---|
| **Papua New Guinea** | | | | | |
| PDL 3 | Barracuda Pty Ltd | 5.568892 | 85 | 4.7 | 23/12/2021 |

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:** | | | | |
| **Non Current Assets:** | | | | |
| Exploration and Evaluation Expenditure (Note 14) | 51,535,439 | 23,895,474 | - | - |
| Production Properties (Note 15) | 4,760,315 | 6,059,429 | - | - |
| Net Assets employed in the Joint Ventures | 56,295,754 | 29,954,903 | - | - |

## 19 EVENTS SUBSEQUENT TO BALANCE DATE

The Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

## 20 COMMITMENTS FOR EXPENDITURE

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| Not later than one year | 484,206 | - | - | - |
| Later than one year but not later than 2 years | 750,000 | - | - | - |
| Later than 2 years but not later than 5 years | 4,250,000 | - | - | - |
| Later than 5 years | - | - | - | - |
| | 5,484,206 | - | - | - |

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

## 21 FINANCIAL INSTRUMENTS

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the Board of Directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

### (a) Credit Risk

Financial assets that potentially subject the Group and Parent Company to concentrations of credit risk consist principally of cash and receivables. The Parent Company and Group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the Directors believe the Group has no significant concentration of credit risk.

### (b) Fair Values

The carrying amount of cash and bank balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

## 21 FINANCIAL INSTRUMENTS (cont')

**(c) Interest Rate Risk**

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions.

| Consolidated 2005 | Floating Interest Rate | Fixed Interest Maturing In | | Non-Interest Bearing | Total | Average Interest Rate % |
|---|---|---|---|---|---|---|
| | | 1 Year or Less | 1 -5 Years | | | |
| | $ | $ | $ | $ | $ | |
| Other Financial Assets | - | - | - | 357,117 | 357,117 | - |
| Cash | 25,036,031 | - | - | - | 25,036,031 | 4.78 |
| Receivables | - | | | 389,863 | 389,863 | - |
| | | | | | | |
| Other Financial Liabilities | - | - | - | (536,378) | (536,378) | - |
| Payable - current | - | - | - | (3,031,213) | (3,031,213) | - |
| **Consolidated 2004** | | | | | | |
| Other Financial Assets | - | - | - | 400,116 | 400,116 | - |
| Cash | 4,284,080 | - | - | - | 4,284,080 | 1.21 |
| Receivables | - | - | - | 833,451 | 833,451 | - |
| | | | | | | |
| Other Financial Liabilities | - | - | - | (521,173) | (521,173) | - |
| Payable - current | - | - | - | (841,988) | (841,988) | - |

The fair value of recognised financial instruments equates to the net carrying amount shown above.

**(d) Foreign Exchange Risk**

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States Dollars and Australian Dollars.

The Board approved the policy of holding funds in both United States and Australian Dollars respectively to manage foreign exchange risk.

**(e) Commodity Price Risk**

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities which at this stage cannot be measured. No hedging arrangements have been made.

## 22 EARNINGS PER SHARE

| | 2005 | 2004 |
|---|---|---|
| Basic earnings per share | $0.0029 | $0.0027 |
| Diluted earnings per share | $0.0029 | $0.0027 |
| Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share | 378,646,738 | 333,943,755 |

**Information Concerning the Classification of Securities**

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(b).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

## 23 FINANCIAL REPORTING BY SEGMENTS

**Geographic segments**

| | INDONESIA | PNG | 2005<br>NZ | AUSTRALIA | TOTAL |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | 6,010,137 | - | 529,423 | 6,539,560 |
| | - | 6,010,137 | - | 529,423 | 6,539,560 |
| Result before tax | - | 3,092,280 | - | (1,229,425) | 1,862,855 |
| Income tax | - | (764,477) | - | - | (764,477) |
| Result after tax | - | 2,327,803 | - | (1,229,425) | 1,098,378 |
| Acquisition of property, plant & equipment | - | - | - | 2,851 | 2,851 |
| Depreciation and amortisation | - | 2,180,929 | - | 7,791 | 2,188,720 |
| Receivables | - | 306,364 | - | 83,499 | 389,863 |
| Property, plant & equipment | - | - | - | 19,267 | 19,267 |
| Production properties | - | 4,760,315 | - | - | 4,760,315 |
| Exploration and evaluation expenditure | 39,393,218 | 5,446,428 | 6,556,425 | 139,368 | 51,535,439 |
| Liabilities | - | 351,444 | - | 3,216,147 | 3,567,591 |

| | INDONESIA | PNG | 2004<br>NZ | AUSTRALIA | TOTAL |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | 5,804,135 | - | 49,766 | 5,853,901 |
| Consolidated | - | 5,804,135 | - | 49,766 | 5,853,901 |
| Result before tax | - | 2,739,115 | - | (1,260,079) | 1,479,036 |
| Income tax | - | (576,801) | - | - | (576,801) |
| Result after tax | - | 2,162,314 | - | (1,260,079) | 902,235 |
| Acquisition of property, plant & equipment | - | - | - | 2,774 | 2,774 |
| Depreciation and amortisation | - | 1,726,844 | - | 8,936 | 1,735,780 |
| Receivables | - | 823,909 | - | 9,542 | 833,451 |
| Property, plant & equipment | - | - | - | 24,207 | 24,207 |
| Production properties | - | 6,059,429 | - | - | 6,059,429 |
| Exploration and evaluation expenditure | 19,112,674 | 4,738,099 | - | 44,701 | 23,895,474 |
| Liabilities | - | 361,630 | - | 1,001,531 | 1,363,161 |

**Business Segments**

The consolidated entity operates in the one business segment of petroleum exploration, development and production.

## 24 DIRECTOR AND EXECUTIVE DISCLOSURES

The following were Directors of Cue Energy Resources Limited during the financial year:

**Chairman**
R.G. Tweedie (Non-Executive)

**Non-Executive Directors**
E.G. Albers
K. Hoolihan
L. Musca

Executives (other than Directors with the greatest authority for strategic direction and management).

The following were the executives with the greatest authority for the strategic direction and management of the Company.

| **Name** | **Position** |
|---|---|
| R.J. Coppin | Chief Executive Officer |
| A.M. Knox | Company Secretary and Chief Financial Officer |

**Remuneration**

The Board's policy for remuneration of executives and Directors is included in the Corporate Governance Statement in this Annual Report. The specified executives includes all managers of the Company.

| **2005** | **Primary** | | | **Post Employment** | | **Equity** | | |
|---|---|---|---|---|---|---|---|---|
| **Name** | **Cash salary and fees** | **Cash Bonus** | **Non monetary benefits** | **Super-annuation** | **Retirement benefits** | **Share Purchases** | **Options** | **Total** |
| | **$** | **$** | **$** | **$** | **$** | **$** | **$** | **$** |
| *Non Executive Directors* | | | | | | | | |
| R.G. Tweedie | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| E.G. Albers | - | - | - | - | - | 50,000 | - | 50,000 |
| K. Hoolihan | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| L. Musca | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| | | | - | | | | | |
| Total | 75,000 | - | - | - | - | 125,000 | - | 200,000 |
| *Specified Executives* | | | | | | | | |
| R.J. Coppin | 180,000 | - | 42,724 | 50,424 | - | - | 69,500 | 342,648 |
| A.M. Knox | 181,776 | - | 37,254 | 18,810 | - | - | 69,500 | 307,340 |
| Total | 436,776 | - | 79,978 | 69,234 | - | 125,000 | 139,000 | 649,988 |

**Remuneration (cont')**

| 2004 | Primary | | | Post Employment | | Equity | | |
|---|---|---|---|---|---|---|---|---|
| Name | Cash salary and fees | Cash Bonus | Non monetary benefits | Super-annuation | Retirement benefits | Share Purchases | Options | Total |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| *Non Executive Directors* | | | | | | | | |
| R.G. Tweedie | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| E.G. Albers | - | - | - | - | - | 50,000 | - | 50,000 |
| K. Hoolihan | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| L. Musca | 25,000 | - | - | - | - | 25,000 | - | 50,000 |
| Total | 75,000 | - | - | - | - | 125,000 | - | 200,000 |
| *Specified Executives* | | | | | | | | |
| R.J. Coppin | 194,160 | - | 21,966 | 50,424 | - | - | 1,625 | 268,175 |
| A.M. Knox | 186,276 | - | 24,526 | 18,360 | - | - | 1,625 | 230,787 |
| Total | 380,436 | - | 46,492 | 68,784 | - | - | 3,250 | 498,962 |

**Options holdings**

The number of options of ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the specified executives including their personally related entities are set out below:

## 24 DIRECTOR AND EXECUTIVE DISCLOSURES (cont')

| | Balance at start of year | Granted during year as remuneration | Exercised during year | Balance at end of year | Vested and exercisable at end of year |
|---|---|---|---|---|---|
| *Directors* | | | | | |
| R.G. Tweedie | - | - | - | - | - |
| E.G. Albers | - | - | - | - | - |
| K. Hoolihan | - | - | - | - | - |
| L. Musca | - | - | - | - | - |
| *Executives* | | | | | |
| R.J. Coppin | 1,000,000 | 1,000,000 | (1,000,000) | 1,000,000 | 1,000,000 |
| A.M. Knox | 1,000,000 | 1,000,000 | (1,000,000) | 1,000,000 | 1,000,000 |

*Details of Options*

| No. of Options | Exercise Price | Grant Date | Expiry Date | Value |
|---|---|---|---|---|
| 1,000,000 | 30 cents | 02/05/05 | 02/05/06 | 69,500 |
| 1,000,000 | 30 cents | 02/05/05 | 02/05/07 | 69,500 |

Options issued have been valued using the Black Scholes method and are not based on Company performance. There are no further conditions attached to the options.

*Shareholdings*

| | Balance at start of year | Acquired during year on exercise of options | Purchases | Sales | Balance at end of year |
|---|---|---|---|---|---|
| *Directors* | | | | | |
| R.G. Tweedie | 1,679,673 | - | 210,367 | - | 1,890,040 |
| E.G. Albers | 45,094,637 | - | 1,620,610 | (3,412,357) | 43,302,890 |
| K. Hoolihan | 1,191,144 | - | 174,442 | - | 1,365,586 |
| L. Musca | 11,869,037 | - | 174,442 | - | 12,043,479 |
| *Executives* | | | | | |
| R.J. Coppin | 1,225,000 | 1,000,000 | - | (725,000) | 1,500,000 |
| A.M. Knox | 1,563,583 | 1,000,000 | - | - | 2,563,583 |

## 25 RELATED PARTY INFORMATION

### *Related party transactions and balances.*

**Members of the Board of Directors**

The Directors in office during the year were L. Musca, R. Tweedie, K. Hoolihan and E.G. Albers.
During the year Directors' fees for the parent company of $200,000 were paid (2004: $200,000) [Note 24]. Included in this amount are cash payments of $50,000 on behalf of two Directors ($25,000 each), to Todd Petroleum Mining Company Limited, of which two Directors are associated, and $25,000 (2004: $25,000) to Leon Nominees of which one Director is associated.

During the year the Group incurred expenditure for reimbursement of expenses and for services rendered by Directors as follows; R. Tweedie reimbursement of expenses $8,082 (2004: $6,921), and K. Hoolihan reimbursement of expenses $9,097 (2004: $4,036). The expenditure has been included in expenses and any amounts payable included in accounts payable to Directors and Director related entities shown in Note 16.

## 25 RELATED PARTY INFORMATION (cont')

During the year, the Company successfully bid with Exoil Limited and Gascorp Australia Ltd, companies associated with a Director, E.G. Albers, for three and two Australian exploration permits respectively.

The permits with Exoil Limited are T/37P, T/38P, WA-359-P and with Gascorp Australia Ltd, WA-360-P and WA-361-P. All permits are held on a 50:50 basis. Cue is the operator of all the permits. Refer Notes 14 and 18 for further details.

The joint venture arrangements are on commercial terms which are in the process of being finalised.

**Subsidiaries**

Details of subsidiary companies are shown in Note 13. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 9. Provision has been made by the parent company for possible non-recovery of loans to subsidiaries of $22,380,736 (2004: $22,229,062).

Repayment of amounts owing to the Company at 30 June 2005 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $580,000 (2004: $580,000) and interest of $517,463 (2004: $569,959) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

Further management fees of $50,000 (2004: 100,000) were charged by the parent to other subsidiaries.

## 26 NOTE TO STATEMENT OF CASH FLOWS

| | CONSOLIDATED | | PARENT | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | $ | $ | $ | $ |
| **(a) Reconciliation of operating profit / (loss) to net cashflows from operating activities:** | | | | |
| ***Reported profit / (loss) after tax*** | 1,098,378 | 902,235 | 1,200,089 | (838,426) |
| *Impact of changes in working capital items* | | | | |
| Decrease/(increase) in accounts receivable | (179,513) | 147,523 | (73,958) | 8,257 |
| Increase/(decrease) in accounts payable | (191,190) | 158,461 | 60,339 | 63,776 |
| *Items not involving cash flows* | | | | |
| Depreciation | 7,791 | 8,936 | 7,791 | 8,936 |
| Amortisation | 2,180,929 | 1,726,844 | - | - |
| Management Fee | - | - | (630,000) | (689,090) |
| Employee benefits | 25,391 | 6,001 | 25,391 | 6,001 |
| Finance Fee | - | - | (517,463) | (569,960) |
| Dividend from subsidiary | - | - | (1,282,051) | - |
| Net loss on foreign currency conversion | 243,139 | 163,602 | 243,139 | 1,858,651 |
| Write down/(up) value of investments | 17,512 | (362,023) | 17,512 | (362,023) |
| Deferred tax liabilities | 328,876 | - | - | - |
| Provision for non recovery of advances to subsidiaries | - | - | - | (954,302) |
| Net cash flows from operating activities | 3,531,313 | 2,751,579 | (949,211) | (1,468,180) |
| **(b) Cash comprises cash balances held within Australia and overseas:** | | | | |
| Australia | 24,949,776 | 4,179,750 | 24,949,776 | 4,179,750 |
| New Zealand | 85,381 | 87,672 | 85,381 | 87,672 |
| Papua New Guinea | 874 | 16,658 | 874 | 16,658 |
| Cash and bank balances | 25,036,031 | 4,284,080 | 25,036,031 | 4,284,080 |
| Performance bond | - | (68,181) | - | (68,181) |
| **Statement of Cash Flows cash balance** | **25,036,031** | **4,215,899** | **25,036,031** | **4,215,899** |

A Member Firm of PKF International

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

## INDEPENDENT AUDIT REPORT
## TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

### Scope

*The Financial Report and Directors' Responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Cue Energy Resources Limited (the company) and its controlled entities (the economic entity), for the year ended 30 June 2005. The economic entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit Approach*

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the economic entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

(a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

(b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

### Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. The auditor's independence declaration given to the relevant directors would be in the same terms if it had been given at the time the audit report was made.

**Audit Opinion**

In our opinion, the financial report of Cue Energy Resources Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and economic entity's financial position at 30 June 2005, and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF

PKF
Chartered Accountants
A Victorian Partnership

30 September 2005
Melbourne

M L Port
Partner